Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Pharvaris N.V. (the "Company") to be held on June 29, 2021 at 1:00 p.m. CEST at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2020 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2020 (voting item)

4.	Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2020 (voting item)

5.	Discussion of the Company's dividend and reservation policy (discussion item)

6.	Appointment of Ms. Viviane Monges as non-executive director of the Company (voting item)

7.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is June 1, 2021 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.pharvaris.com).

The Company strongly discourages physical attendance at the AGM and highly recommends shareholders to vote by proxy. The Company is closely following the evolving nature of the global pandemic and will apply local and AGM-location-specific restrictions in this regard. Emergency legislation has been implemented in the Netherlands in response to the public health impact of the COVID-19 pandemic, which would allow us, among other matters, to call for a virtual meeting without physical attendance by shareholders. Depending on the number of shareholders who register to attend the meeting in person, we might make use of the flexibility provided thereunder to switch to a virtual meeting, held solely by means of remote communication, in order to protect the health and safety of our shareholders, our directors and others involved in the meeting. We can make that decision up to 48 hours before the meeting starts. Updates in this regard will be posted on our corporate website (and announced in a Dutch newspaper with national distribution, as applicable) if arrangements in relation to the AGM change.

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Pharvaris N.V.

c/o General Counsel

J.H. Oortweg 21

2333 CH Leiden

the Netherlands

investor.relations@pharvaris.com

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the fiscal year ended December 31, 2020 (discussion item)

The Company's statutory board report over the fiscal year 2020 has been made available on the Company's website (http://www.pharvaris.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2020 (voting item)

The Company's annual accounts over the fiscal year 2020 have been made available on the Company's website (http://www.pharvaris.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2020 (voting item)

It is proposed that the Company's directors be released from liability for the exercise of their duties during the fiscal year 2020. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the fiscal year 2020 or in other public disclosures.

5.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's board (the "Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6.	Appointment of Ms. Viviane Monges as non-executive director of the Company (voting item)

The Board has made a binding nomination to appoint Ms. Viviane Monges as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025.

Ms. Monges, age 57, currently serves on the board of multiple pharmaceutical, biotechnology and financial companies, and brings over 30 years of financial management experience from within the pharmaceutical industry and across several continents. Ms. Monges currently serves as a non-executive director at DBV Technologies, UCB, Novo Holdings, and Voluntis. She also served on the board of Idorsia.  Prior to these roles, she was the VP of Finance and Control at Nestlé, Global CFO OTC Division at Novartis. Prior to her time at Novartis, Ms. Monges served as CFO of European Pharmaceuticals at Wyeth/Pfizer and as CFO of the Global Pharmaceutical Business unit of Wyeth/Pfizer. She holds an MBA with a major in finance from Ecole Supérieure de Commerce de Paris (ESCP).

Ms. Monges does not hold any shares in the capital of the Company.

The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Ms. Monges is being nominated for appointment in view of her deep insights into corporate finance and has experience leading the growth of several multinational pharmaceutical companies in Asia, South America, and Europe. The Board believes that Ms. Monges would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company's organization.